SECURITIES W.



16022393

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10//01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allison Williams Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 So 7th Street, Suite 3850
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Cahoy 612-317-4701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

801 Nicollet Ave, Suite 1100 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg A. Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allison-Williams Comany, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

EVP, CEO

Title



Julie A. Cahoy
Notary Public - Minnesota
My Commission Expires 1/31/20



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allison-Williams Company

Statement of Financial Condition Report
September 30, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of financial condition	2
Notes to statement of financial condition	3-6


RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Allison-Williams Company
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Allison-Williams Company (the Company) as of September 30, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allison-Williams Company as of September 30, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Minneapolis, Minnesota
November 22, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Allison-Williams Company

Statement of Financial Condition
September 30, 2016

Assets		
Cash (Note 2)	$	207,693
Receivable From Clearing Broker/Dealer (Note 2)		27,058
Prepaid Expenses and Other Assets		1,038
Receivables and Accrued Receivables		2,884
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $888,670		4,917
	$	243,590

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	108,380
Commitments (Note 3)		
Stockholder's Equity		
Common stock, par value $0.25 per share; authorized 2,000,000 shares; issued 845,149 shares		211,287
Additional paid-in capital		1,584,956
Accumulated deficit		(1,661,033)
		135,210
	$	243,590

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Allison-Williams Company (the Company), a Minnesota corporation, is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC), whose primary business operations include providing services to institutional investors throughout the United States in the fixed-income securities secondary market. The Company receives revenues from principal transactions for fees from commissions paid on private placement of debt securities and consulting fees for private placement services for raising capital and introducing investors. The Company is a wholly owned subsidiary of B&T Capital, Inc.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company does maintain a special reserve account which is further discussed in Note 2.

Financial condition: The Company has generated a significant net loss of $358,436 for the fiscal year ending September 30, 2016. Capital needs of the Company have been met through capital contributions by B&T Capital, Inc. The Company's future capital requirements will be influenced by numerous factors as management has placed a greater reliance on the Company's traditional core business, institutional investment banking for private lower and middle market companies. Management is focused on business activities with tighter margins but higher market acceptance in an effort to increase business flow, creating more predictable outcomes and accretive operating results. The Company may continue to need additional capital contributions from B&T Capital, Inc.

Management believes these actions will enable the Company to both address its pending obligations, improve future profitability and cash flow in its operations. As a result, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company's activity to continue as a going concern. However, there can be no assurance that the Company will achieve or sustain profitability or positive cash flow from its operations. The accompanying financial statement does not include any adjustments that may result if the Company is unable to continue as a going concern.

Significant accounting policies and use of estimates: The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash: The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Operating lease: The Company has a noncancelable operating lease for their office space. The agreement had the option to take a rent reduction for a period of time or to be reimbursed for leasehold improvements. The Company elected to take the rent reduction and pay a reduced rent for a period of time. The Company has determined the monthly rent expense on a straight-line basis over the term of the lease and has recorded an accrued lease obligation in accrued expenses based on the difference between the straight-line rent expense and amount of cash paid.

Allison-Williams Company

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is a member of a group of affiliated companies that file a consolidated federal income tax return. For financial reporting purposes, each of the companies in the affiliated group is allocated its share of the federal tax liability or benefit on the basis of its taxable income or loss. The Company and its affiliates file certain state income tax returns separately from the consolidated group.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Accounting for Uncertainty in Income Taxes topic of the *FASB Accounting Standards Codification* (ASC) addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this standard.

The Company files tax returns in U.S. federal and various state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or state tax authorities for years before 2013.

Net deferred tax assets consist of the following components as of September 30, 2016:

Deferred tax assets:		
Net operating loss carryforwards	$	795,000
Other		1,000
		796,000
Less valuation allowance		(796,000)
	$	-

The Company recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The valuation allowance increased by $147,000 during the year ending September 30, 2016 which amount offsets the estimated tax benefits of the current year net operating loss. At September 30, 2016, the Company has available net operating loss carryforwards for tax purposes of approximately $2,017,000, which expire in varying amounts through 2036.

Subsequent events: The Company has considered subsequent events for potential recognition and/or disclosure through the date the statement of financial condition was issued, noting none.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

New Accounting Pronouncements: The following are accounting pronouncements recently issued that the Company is currently evaluating the impact adoption will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of our pending adoption of the new standard on our financial statements

Note 2. Cash Segregated Under Federal and Other Regulations

In accordance with provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain amounts segregated in "special reserve bank accounts for exclusive benefit of customers." At September 30, 2016, no amounts were required to be on deposit in these special reserve bank accounts. The Company had $10,100 on deposit in this account at September 30, 2016, and, accordingly, the entire amount of $10,100 was available for immediate withdrawal as there were no amounts required to be on deposit. This has been included for the purpose of the Company's net capital calculation.

The Company maintains a trade settlement account with a clearing broker/dealer in connection with its membership in a clearing organization. Funds totaling $25,000 were required to be on deposit at September 30, 2016, and are included in the receivable from clearing broker/dealer balance on the statement of financial condition. This has been included for the purpose of the Company's net capital calculation.

Note 3. Commitments and Contingencies

Net capital requirements: The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. As described in Note 1, the Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 and is required to maintain minimum net capital of $50,000. Net capital and the related net capital ratio fluctuate on a daily basis; however, at September 30, 2016, the net capital ratio, net capital, and excess net capital were as follows:

Net capital ratio		0.8576:1
Net capital	$	126,371
Excess net capital		76,371

Note 3. Commitments and Contingencies (Continued)

Lease: The Company leases office space under a noncancelable operating lease, which expires August 31, 2017. In addition to the base rent payment, the Company pays a monthly allocation of the building's operating expenses. The Company has a sublease agreement with a third party whereby the Company rents excess office space in exchange for rents equal to 15 percent of the existing lease. The Company had $25,125 of deferred rent payable net of an $8,580 security deposit at September 30, 2016 included in accounts payable and accrued expenses. The Company's minimum rental commitments, net of sublease rental income for the year ended September 30, 2017 is $175,723.

Off-balance-sheet risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Concentrations of credit risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.